Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of OCTOBER 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi to Present at the LD Micro Investor Conference

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--October 25, 2022--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”), the Italian largest furniture company and one of the main global players in the production of design and high-end furniture, distributing its products globally through 700 Natuzzi stores, announced today that its Chief Executive Officer, Antonio Achille, will present at the LD Micro Investor Conference (the “Conference”) on Wednesday October 26, 2022.

A live webcast of the presentation will be available at https://me22.sequireevents.com/ from 10:00-10:25 AM Pacific Time.

A copy of the presentation that will be used during the Conference is available on the Company’s website at https://www.natuzzigroup.com/en-EN/ir/presentation.html.

The fact that this presentation is being made available is not an admission as to the materiality of any information contained in the presentation. The presentation was prepared in October 2022. The Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 700 mono-brand stores and 566 galleries as of June 30, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
James Carbonara | +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | +39 080-8820-812 | pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	OCTOBER 25, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi